

September 27, 2013

Via E-mail
Clarence H. Smith
President and Chief Executive Officer
Haverty Furniture Companies, Inc.
780 Johnson Ferry Road, Suite 800
Atlanta, GA 30342

      Re: Haverty Furniture Companies, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed March 5, 2013
            File No. 1-14445

Dear Mr. Smith:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ William H. Thompson

                  William H. Thompson
                  Accounting Branch Chief